Simplification and Financial Repositioning February 8, 2018 Filed by NuStar Energy L.P. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NuStar GP Holdings, LLC Commission File No.: 001-32940 Note: We have revised slides 10 & 11, as described in the footnotes thereto, to clarify our basis of presentation

Investor Notice In connection with the proposed merger, Nustar Energy, L.P. (“NS”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of NuStar GP Holdings, LLC (“NSH”) and other materials. INVESTORS AND SECURITY HOLDERS OF NSH ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NS and NSH once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NS will be available free of charge on NS’s website at www.nustarenergy.com under the tab “Investors” or by contacting NS’s investor relations department at 210-918-3507. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations department at 210-918-3507. NS, its general partner, the directors and certain of the executive officers of NuStar GP, LLC (the general partner of NSH’s general partner) and NSH and its directors and certain of its executive officers, may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in NS’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Proxy Statement for the 2017 annual meeting of unitholders, which was filed with the SEC on March 9, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements This presentation includes “forward-looking statements” as defined by the SEC. Statements contained in this presentation other than statements of historical fact are forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect NS’s and NSH’s current judgment regarding the direction of its business, actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance metrics presented or suggested in this presentation. These forward-looking statements can generally be identified by words such as “anticipates,” “believes,” “expects,” “plans,” “intends,” “estimates,” “forecasts,” “budgets,” “projects,” “could,” “should,” “may,” “preliminary” and similar expressions. These statements reflect NS’s and NSH’s current views with regard to future events and are subject to various risks, uncertainties and assumptions that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, the possibility that NSH will not obtain the required approvals by NSH unitholders, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the merger will be greater than expected and other risk factors included in the reports filed with the SEC by NS and NSH. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither NS or NSH intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. We use financial measures in this presentation that are not calculated in accordance with generally accepted accounting principles (“non-GAAP”) and our reconciliations of non-GAAP financial measures to GAAP financial measures are located in the appendix to this presentation. These non-GAAP financial measures should not be considered an alternative to GAAP financial measures.

Transaction Summary: Creates Single $7.9 Billion Enterprise Value Partnership; Lowers Cost of Funding NuStar Energy L.P. (NS) and NuStar GP Holdings, LLC (NSH) to combine via merger NSH unitholders to exchange all of their outstanding units for 0.55 NS units per NSH unit All 43 million of NSH’s outstanding units will be exchanged for 23.6 million NS units 23.6 million NS units replaces 10.2 million NS units previously owned by NSH Represents a 1.7% premium to NSH unitholders Combination permanently eliminates IDRs and 2% general partner interest converted to a non-economic interest Upon completion of the merger, former NSH unitholders will own approximately 22% of the combined entity Merger of NS and NSH NuStar’s simplification of its partnership structure, elimination of Incentive Distribution Rights (“IDRs”) and enhanced distribution coverage repositions NuStar within the MLP space by improving its capital structure and access to capital markets, facilitating sustainable, long-term growth Reset of NS Distributions Concurrent with the merger, NS will reduce its distribution to $0.60 per unit quarterly beginning in Q1 2018 ($2.40 annualized) Expected to allow NS to cover estimated 2018 distributions by approximately 1.20x, higher thereafter Subsequent Actions Continue to pursue disciplined growth strategy focused on high-quality/high-return projects Pursue alternatives to achieve growth and manage leverage: Potential to access capital markets or issue additional equity or debt Identifying non-strategic assets for sale Timing Transaction is expected to close in Q2 2018 Requires approval from NSH unitholders William E. Greehey has agreed to vote the NSH units he controls (approximately 21%) in favor of the transaction

Lowers NuStar’s cost of capital through the elimination of IDRs Allows NuStar to compete with a greater number of MLPs when pursuing growth opportunities Expected 2018 distribution coverage in the range of 1.10x to 1.20x with long-term target of 1.30x to 1.40x Additional coverage to be utilized to internally fund growth capital expenditures reducing the need to raise capital As early as 2019, allows NuStar to grow annual distributions in the mid to high single digit percent range for the foreseeable future Ability to finance current growth opportunities with reduced cost of capital and to pursue additional high-quality growth opportunities in a disciplined manner Aligns economic returns and incentives between NS and NSH unitholders Improved trading yield and anticipated distribution growth Strong Transaction Rationale Increased Growth Outlook Improved Coverage / Debt Metrics Reduced Cost of Capital Valuation Impact

Key Transaction Highlights Pre-Simplification and Reset Post-Simplification and Reset Coverage Ratio (2018-2020) Debt to EBITDA Ratio (2018-2020)1 Funding Needs (2018) Annual Distribution Growth Cost of Equity Trading Yield 2018 ~0.55x to 0.65x Thereafter ~0.7x to 0.9x 2018 ~ 1.1x to 1.2x Thereafter ~ 1.3x to 1.4x 2018 ~ 4.9x Thereafter ~4.6x to 4.9x 2018 ~ 4.8X Thereafter ~4.0x to 4.3x Flat / No Growth Mid to High Single Digit Percent Range potentially starting as early as 2019 ~ $600 million ~ $300 to 500 million ~ 14% to 16% ? ~ 12% to 14% $250 million As calculated per NS financial covenants Annual Distribution $460 million ?

NS and NSH – A Transformative Merger Strategic Flexibility and Accelerated Growth Improved Coverage Lower Cost of Capital Appropriate Valuation Simplified Structure Reduced Capital Need

New Simplified Structure Pre-Simplification Post-Simplification NuStar GP Holdings, LLC (NYSE:NSH) Market Capitalization: $735 million1 Current Net Debt: $43 million Market Value of Owned NS Units: $337 million1 NuStar Energy LP (NYSE:NS) Market Capitalization: $3.1 billion1 Current Net Debt: $3.6 billion Current Preferred: $757 million 2% GP Interest Incentive Distribution Rights 11% LP Interest 10.2 MM LP Units NSH Common Unitholders 100% LP Interest 43.0 MM LP Units NS Common Unitholders 87% LP Interest 82.8 MM LP Units NuStar Energy LP (NYSE:NS) Market Capitalization: $3.5 billion1 Current Net Debt: $3.7 billion Current Preferred: $757 million Existing NS Common Unitholders Former NSH Common Unitholders 22% LP Interest 23.6 MM LP Units 78% LP Interest 83.0 MM LP Units Assumes NS and NSH unit prices as of February 6, 2018 No Incentive Distribution Rights Non-economic GP Interest

2018 Guidance Summary

Appendix

Reconciliation of Non-GAAP Financial Information - Revised Note 1 – The previous Non-GAAP reconciliations of the pre-simplification amounts for 2018 and 2019 were based on the earnings guidance we provided on our 3rd quarter 2017 earnings call. However, post-simplification amounts were prepared using our 4th quarter 2017 earnings call guidance. In order to improve the comparability of the pre- and post- simplification amounts, we revised the 2018 and 2019 pre-simplification reconciliations to be on the same basis as the post-simplification amounts. In addition, we have added pre- and post- simplification guidance for 2020.

Reconciliation of Non-GAAP Financial Information – Revised (continued) Note 1 – The previous Non-GAAP reconciliations of the pre-simplification amounts for 2018 and 2019 were based on the earnings guidance we provided on our 3rd quarter 2017 earnings call. However, post-simplification amounts were prepared using our 4th quarter 2017 earnings call guidance. In order to improve the comparability of the pre- and post-simplification amounts, we revised the 2018 and 2019 pre-simplification reconciliations to be on the same basis as the post-simplification amounts. In addition, we have added pre- and post- simplification guidance for 2020.